

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 31, 2017

Anthony Davis
Chief Executive Officer
YayYo, Inc.
433 North Camden Drive, Suite 600
Beverly Hills, CA 90210

      Re: YayYo, Inc.
            Amendment No. 2 to Offering Statement on Form 1-A
            Filed January 19, 2017
            File No. 024-10654

Dear Mr. Davis:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2017 letter.

Dilution, page 40

1.   As this is a best-efforts, no minimum offering, please revise the dilution information to reflect the sale of varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100% presentation.

Liquidity, Capital Resources and Plan of Operations

Financings and Securities Offerings, page 43

2.   You disclose that between December 6, 2016 and January 15, 2017 you received $130,000 in loans from X, LLC, an interested party. Please file as exhibits copies of any agreements relating to these loans or advise. Refer to Item 17(6) of Form 1-A.

Security Ownership of Management & Certain Securityholders, page 58

3.   X, LLC is included under the Directors and Officers caption in the table on page 59. Please tell us why Mr. El-Batrawi, your Executive Vice President and Director, is not identified under this part of the table or revise.

Index to Consolidated Financial Statements

4.   We note the audited financial statements were omitted from the filing. Please revise to include audited financial statements in your next amendment. Refer to Part F/S(c) of Form 1-A.

5.   Please ensure that any financing agreements occurring after the latest balance sheet date, (i.e., SAFE Agreements, Chase Financing and loans from X, LLC), are included in your subsequent event footnote disclosures along with a discussion of the impact that such agreements will have on your interest expense in future period. Refer to ASC 855-10-50-2.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Joe Tagliaferro, Esq.
         CKR Law, LLP